April 13, 2009

Via Edgar

Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Daniel H. Morris, Matthew Spitzer

Re:	China Agri-Business, Inc.
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157346

We are in receipt of comments from the Securities and Exchange Commission (the "Commission") to the Registration Statement on Form S-1 (the “Filing”) of China Agri-Business, Inc. (“China Agri” or the "Company") by letter dated March 12, 2009, and by telephone on March 17, 2009. The Company's responses are set forth below. In addition, Amendment No. 1 to the Filing is being filed concurrently with this letter.

General

1.	The financial statements and financial information in your filing should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X in your next amendment.

Response:

The Filing has been revised to include the Company’s audited financial statements for the year ended December 31, 2008.

2.
In this registration statement you refer to your January 2009 private placement, your March 2009 private placement and your private placement in the third fiscal quarter of 2008.  It is unclear whether this disclosure refers to three different financings or the same financing.  Please revise your disclosure for consistency and clarity.  To the extent that there were several closings, please explain.  In addition, please ensure that each private placement is appropriately disclosed in Part II under “Sales of Unregistered Securities.”

Prospectus Cover Page

3.	Revise the second sentence to clarify that the notes and investor warrants are convertible into common stock and not vice versa.

Response:

The Filing has been revised accordingly.

4.
Revise the second and third paragraphs to more clearly define your terms.  For instance, it does not appear that you have defined Investor Warrants, Underwriter Warrants or Placement Agent Warrants.  Terms for the warrants and notes (and the shares underlying the warrants and notes) should be clearly defined and used consistently throughout the prospectus.

Response:

The Filing has been revised accordingly.

Prospectus Summary, page 3

5.
We note the reference to your “AA Green Food” rating under “Our Business.”  Please revise to clarify, as stated on page 11, that the “AA” rating identifies crops that contain minimal chemical residue from fertilizers.

Response:

The Filing has been revised accordingly.

6.
Please add a brief section outlining your corporate structure.  Your revised disclosure should clearly state that you are a holding company with no operations and that Xinsheng is a People’s Republic of China (“PRC”) based corporation in which you hold no ownership.  In addition, please add appropriate risk factors discussing the risks associated with your corporate structure, including your lack of operations and the risk, if any, that the management agreement may be terminated.

Response:

The Filing has been revised accordingly.

7.	Please add a financial snapshot of the company in this section using your most recent audited financial information and any required interim period information.

Response:

The Filing has been revised accordingly.

Description of 2009 Private Placement of Convertible Notes and Warrants, page 3

8.	Refer to the final paragraph on page 3. Please include a statement that the shares underlying the Series D Warrants are not covered by this registration statement.

Response:

The Filing has been revised accordingly.

9.
In the first paragraph on page 4, you state that the company may terminate unexercised portions of the Series C warrants in the event of a subsequent offering.  Please tell us what compensation if any, the warrant holders will receive if their warrants are terminated.

Response:

The warrant holders will not receive any compensation if their warrants are terminated in accordance with the call provision set forth in the warrants.

10.
The statement regarding timing of this registration statement’s effectiveness is inappropriate for a prospectus.  Please delete the last sentence of the second paragraph on page 4.  Please make similar revisions on page F-10.

Response:

The Filing has been revised accordingly.

Risk Factors, page 4

11.	Refer to the second introductory paragraph of this section. Please delete or revise to clarify that you have disclosed all known material risks.

Response:

The Filing has been revised accordingly.

12.	Please add a risk factor to discuss the dilutive effect of the exercise of the convertible notes and warrants.

We May Not Be Able to Effectively Control and Manage Planned Growth, page 5

13.	Please explain what you mean by “finance and manage expansion in an orderly fashion.”

Response:

This statement has been deleted.

Our Business is Dependent Upon Our Brand....page 5

14.	Please revise to provide a separate risk factor disclosing, if true, that you own no patents for any products that you market and may face severe pricing pressure from copycat products.

Response:

A separate risk factor has been added to the Filing.

15.	Refer to the final sentence of this risk factor. Please revise to discuss potential equitable and legal consequences if you infringe on your competitors’ intellectual property rights.

Response:

The risk factor has been revised accordingly.

A Slowdown or Other Adverse Developments in the PRC Economy…page 6

16.	Please revise this risk factor to discuss the current significant economic downturn and its effect on your operations.

Response:

The risk factor has been revised accordingly.

Recent PRC State Administration of Foreign Exchange (‘SAFE’) Regulations...page 7

17.
It is unclear whether all PRC resident shareholders, or alternatively, some percentage of the resident shareholders, must register with SAFE in order for a PRC entity to remit profits out of the PRC.  Please clarify.  In addition, please disclose how many PRC resident shareholders you have and whether your shareholders have complied with the SAFE regulations.

Response:

The Company’s understanding is that its PRC resident shareholders are not required to register with SAFE in order to remit profits out of the PRC. However, the Company acknowledges that the SAFE regulations are subject to interpretation and change. Accordingly, the Company is monitoring the applicability of the SAFE regulations and will revise its disclosure as appropriate.

In addition, the Filing has been revised to disclose the approximate number of PRC resident shareholders that the Company has identified.

Market Volatility and Other Developments May Affect Our Stock Price, page 7

18.
Provide separate risk factors for each factor listed under this heading.  If the risks are immaterial, do not include them.  Similarly, if they are risk factors that are not specific to your company, but rather to shareholders in general, do not include them.

Response:

This risk factor has been removed because the Company has included separate risk factors addressing each of the material risks that were listed therein.

Description of Business, page 8
General, page 8

19.	Please provide a diagram showing the current corporate structure of the Company.

Response:

The Filing has been revised to include a diagram showing the current corporate structure of the company.

20.	Refer to the third paragraph of this section. Please briefly describe the circumstances under which the Xinsheng shares were delisted.

Response:

The Company has determined that the China Zhongguancun Technology & Equity Exchange was not a stock exchange in the traditional sense, and that Xinsheng’s stock was not listed on the exchange. Accordingly, this disclosure has been deleted.

21.	Please revise to provide an estimate of amount spent on research and development during the past two years. Refer to Item 101 (h)(x) of Regulation S-K.

Response:

The Filing has been revised to include this information.

Our Organic Biochemical Agricultural Application Products, page 9

22.
We note that your products appear to include four fertilizer lines and a bactericide.  Please revise to briefly describe the relevant differences between your fertilizer lines, including differences, if any, in price, intended use and target customer.

Response:

The Filing has been revised to include this information.

23.
We note the registration statement, as amended, filed with the SEC in connection with your initial public offering.  In that filing, you disclosed that you applied to the Agricultural Bureau of Shaanxi for a permanent fertilizer certificate on April 25, 2007.  However, it appears that the application was not accepted.  If it was not accepted, please explain why and tell us whether you intend to apply for a permanent certificate in the future.

Response:

The Company’s prior application for a permanent certificate was not accepted because the PRC government had not yet established standards for the Company’s products. The PRC government has since established standards for three of the Company’s five product categories. The temporary certificates for these products are convertible into permanent certificates after three years. The Company will seek to obtain permanent certificates as soon as the Company is eligible. In the meantime, the Company will continue to apply for temporary certificates.

24.
Refer to the third full paragraph on page 10.  Your disclosure suggests that water solubility is a drawback of traditional chemical fertilizers.  However, we note that each of your four fertilizer lines is water soluble.  Is water solubility a positive or negative characteristic in fertilizers?  Please revise your disclosure to explain.

Response:

The disclosure has been revised accordingly.

25.
Refer to the third-to-last paragraph of this section.  Please be advised that you must provide consents with respect to data provided by a third party named in your prospectus unless such information is based on public information available for free or at a nominal cost.  See Rule 436 of Regulation C.

Response:

The consents have been filed as exhibits to the amended Filing.

26.	Refer to the final paragraph of this section. Please revise, where you deem appropriate, to further explain when and how you use contract manufacturers.

Response:

The disclosure has been revised accordingly.

China Green Food Development Center “Green Food” Certification, page 11

27.	Please discuss the costs of compliance with the government’s “AA” standard. Refer to Item 101(h)(xi) of Regulation S-K.

Response:

Xinsheng is not directly regulated by the China Green Food Development Center or the Ministry of Agriculture. Accordingly, Xinsheng does not incur compliance costs in connection with the “AA” standard.

Competition, page 12

28.
We note that your products contain 5% chitosan and that higher chitosan causes increased costs.  Please disclose the percentage of chitosan that is typically found in the fertilizers produced by your traditional and “green” competitors.

Response:

The Filing has been revised accordingly.

29.	Please substantiate the statement made in the last sentence of the second paragraph in this subsection, or delete.

Response:

The statement has been deleted.

Intellectual Property, page 12

30.	Disclose whether the trademarks identified are registrations in the United States or the PRC. Provide this information for patents as well.

Response:

The Filing has been revised accordingly.

Description of Property, page 12

31.	Disclose the location of your operating and testing space.

Response:

The Filing has been revised accordingly.

Management’s Discussion and Analysis, page 13

32.
We note that you have defined Mei Xin Agri Technology (Shaanxi) Co., Ltd. as “WOFE” and “Meixin” on pages 9 and 13, respectively.  Please make sure that defined terms are used consistently throughout the prospectus.

Response:

The Filing has been revised accordingly.

Overview, page 13

33.
Is it more accurate to state that your products have no adverse effect on the environment (as stated in the third paragraph of this section) or that their adverse effect on the environment is minimal or less than that of traditional fertilizers?  Please revise as appropriate.

Response:

The Filing has been revised accordingly.

34.
We note the registration statement, as amended, filed with the SEC in connection with your initial public offering.  Please tell us whether your business plan continues to involve the production of fertilizer products for third parties.

Response:

The Company continues to seek opportunities to produce products for third parties. However, the Company does not currently produce products for third parties.

Results of Operations, page 15

35.
We note that your MD&A provides limited discussion and analysis of your company’s results of operations for the reporting periods presented in your registration statement.  For example, you state that your sales increased from $2,154,194 to $3,037,414 from 2006 to 2007, but you do not describe or quantify the factors responsible for the change nor analyze the underlying reason for the change.  Where you have discussed the causes for an increase (for instance, Net Income on page 16), your discussion is very brief.  Please expand the MD&A disclosure regarding your company’s results of operations to more fully discuss the underlying causes of any material year-to-year changes in the line items presented in your company’s consolidated statements of operations (e.g., net sales, costs of goods sold, gross margin, etc.).  Your disclosure should discuss your company’s results of operations for both the annual periods and the interim periods presented in the registration statement.  Please refer to Item 303 of Regulation S-K and our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operations” for further guidance.

Response:

The Filing has been revised accordingly.

Liquidity and Capital Resources, page 16

36.	Please add discussion regarding the impact of conversion of the notes and exercise of the warrants on your liquidity and capital resources.

Response:

The Filing has been revised accordingly.

Market Price of and Dividends On..., page 17

37.	Please disclose the price of your shares as of the most recent practicable date. Refer to Item 201(a)(1)(v) of Regulation S-K.

Response:

The Filing has been revised accordingly.

38.	Please clarify the statement that you are “restricted from paying dividends by virtue of the fact that [you] are a holding company.”

Response:

This statement has been deleted.

Selling Security Holders, page 18

39.
Please identify the natural person who possesses voting and dispositive control over the shares owned by JAG Multi Investment.  In addition, please delete the words “may be deemed” in footnote (7) and (8).

Response:

The Filing has been revised accordingly.

40.
In footnote 1 on page 19, you note that each selling shareholder’s ownership percentage is based on 12,958,574 shares of common stock outstanding.  However, the number of shares outstanding if all of the notes and warrants are fully exercised is 14,576,554.  Please recalculate the table using this figure.

Response:

The table has been recalculated using this figure.

41.
The numbers in footnote 2 on page 19 regarding potential share exercises do not appear to coincide with the numbers in footnotes 5 and 6.  Please clarify whether these numbers are correct, and, if so, disclose the reason for the disparity.

Response:

The numbers were not correct and accordingly the Filing has been revised to correct the disparity.

42.
We note your disclosure in the fourth paragraph of this section and in footnotes (7) and (8).  Please confirm to us, if true, that Legend Merchant Group and Spencer Edwards received the securities registered in this registration statement as compensation for underwriting activities.  If the securities were not underwriting compensation, please tell us whether Legend Merchant Group and Spencer Edwards (i) purchased the shares in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly ,with any person to distribute the securities.

Response:

Legend Merchant Group received the securities registered in this registration statement as compensation for placement agent activities. Spencer Edwards received the securities registered in this registration statement as compensation for underwriting activities.

Relationships Between the Company and Selling Shareholders and Affiliates, page 19

43.
You state that the relationships between you and the selling shareholders and affiliates are identified within the prospectus or referenced in other filings.  We are unable to locate the necessary disclosure.  Please discuss these relationships in this section.

Response:

The Filing indicates that Legend Merchant Group, Inc. served as placement agent and Spencer Edwards served as underwriter for sales of the Company’s securities. The Company is not aware of any other relationships between it and the selling security holders that are required to be disclosed. Accordingly, this statement has been removed in order to avoid any confusion.

44.	Please provide us with your legal analysis as to whether JAG Multi Investment or Keith Guenther are affiliates of the issuer.

Response:

Rule 144 defines an “affiliate” of an issuer as a person that “directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.”  Rule 405 under the Securities Act defines “control” as the “power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Company believes that neither JAG Multi Investment nor Keith Guenther possess a level of “control” sufficient to be deemed an affiliate of the Company. This determination is based on (i) the foregoing definitions of “affiliate” and “control”, and (ii) the particular facts and circumstances of the relationship between the Company and each of JAG Multi Investment and Keith Guenther.

Executive Compensation, page 22

45.	Provide a narrative discussion with respect to all executive compensation paid to your named executive officers. Refer to Item 402(n)(o) of Regulation S-K.

Response:

The Company has provided a limited narrative discussion with respect to the executive compensation paid to its named executive officers The Company believes that the narrative discussion is sufficient in light of the fact that (i) it has only two named executive officers whose compensation is subject to disclosure, and (ii) the Company has not entered into a written employment agreement with its Chief Executive Officer.

46.	Please disclose your policies related to payment of fees to your directors. Refer to Item 402(r)(3) of Regulation S-K.

Response:

The Filing has been revised to indicate that director compensation is determined on a case-by-case basis.

Description of Securities, page 24

47.	Please provide a description of the convertible notes and warrants which may be converted into the shares registered in this offering.

Response:

The Filing has been revised accordingly.

48.	Please note that the final sentence of this section asserts a legal conclusion that you are not qualified to make. Accordingly, please delete the sentence.

Response:

The sentence has been deleted.

Exhibits and Financial Statement Schedules, page 26

49.	Note that you may not provide your financial statements as annexes to the registration statement. Please file the financial statements required by Item 303 of Regulation S-K in your next amendment.

Response:

The Filing has been revised accordingly.

Power of Attorney, page 28

50.	Please provide an executed copy of your power of attorney.

Response:

An executed copy of the power of attorney will be provided under separate cover.

Report of Independent Registered Public Accounting Firm

51.	Please provide a signed and finalized copy of your audit report prepared by your independent auditor.

Response:

The revised Filing includes a signed and finalized copy of the audit report of Michael T. Studer, CPA, P.C. dated March 31, 2009.

Response to verbal comments received on March 17, 2009

As indicated on the cover page of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 31, 2009, as of June 30, 2008, the aggregate market value of the registrant’s voting and non-voting common equity held by non-affiliates of the registrant was $972,301.50 based on the closing price of the registrant’s common shares of U.S. $0.50, as reported on the OTC Bulletin Board on that date.

The aggregate market value of $972,301.50 is based on 1,944,603 shares held by non-affiliates as of June 30, 2008. The Xinsheng trustees are deemed to be an affiliate by virtue of their voting control over the shares held in trust. The trustees act on behalf of approximately 2,317 shareholders in the PRC who own an aggregate of 9,099,749 shares of the Company. However, none of the individual PRC shareholders are deemed to be affiliates of the Company.

Please do not hesitate to contact me at (212) 751-4300 should any questions arise or should you require any additional information.

Very truly yours,

Jeffrey A Rinde, Esq.